January 14, 2015	News Release 15–02
SILVER STANDARD REPORTS 2014 PRODUCTION RESULTS
AND 2015 GUIDANCE
VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) reports its fourth quarter and full year 2014 operational results, with both Marigold and Pirquitas exceeding 2014 production guidance. In addition, we are providing production and cost guidance for 2015.

Fourth Quarter and 2014 Operating Highlights:

Pirquitas

▪
Record annual silver and zinc production: Produced 8.7 million ounces of silver in 2014, including 2.2 million ounces in the fourth quarter. Achieved production guidance for the third consecutive year demonstrating consistent delivery to plan. The mine also had record annual zinc production of 30.0 million pounds in 2014.

▪	Strong fourth quarter sales: Silver sales of 2.8 million ounces and zinc sales of 8.7 million pounds in the fourth quarter, reducing inventory levels as planned.
Marigold

▪
Record fourth quarter gold production: Produced 129,615 ounces of gold from April to December 2014, exceeding our 2014 production guidance which had been previously increased to between 110,000 and 120,000 ounces. Produced 67,113 ounces in the fourth quarter, a quarterly record for the mine since it commenced production in 1988 and 66% higher than the previous quarter.

▪
Exploration program delivers: 2014 drill program adds higher grade Mineral Resources to the 8 South pit area. The extension to the 8 South pit currently contains Indicated Mineral Resources of 82,000 ounces of gold at a grade of 1.20 grams per tonne and Inferred Mineral Resources of 75,000 ounces of gold at a grade of 1.41 grams per tonne, as reported in our release dated December 12, 2014.

“The strong fourth quarter performance at both mines capped a transformative year for Silver Standard,” said John Smith, President and CEO. “The team’s discipline and focus on operational excellence is evident, as demonstrated by our production of 6.9 million silver equivalent ounces in the fourth quarter. The acquisition of the Marigold mine and strong operating and cost performance at both mines positions us with two cash-flowing assets, capable operating teams and a robust balance sheet to drive further value and growth in 2015.”

Pirquitas mine, Argentina

		Q4 2014	Q3 2014	% Change[1]	FY 2014
Total material mined	kt	3,816	4,315	(11.60)%	16,391
Waste removed	kt	3,168	3,831	(17.30)%	14,389
Strip ratio	w/o	4.9	7.9	(38.00)%	7.2
Silver mined grade	g/t	150	160	(6.30)%	159
Zinc mined grade	%	0.97%	1.36%	(28.70)%	1.52%
Ore milled	kt	372	407	(8.60)%	1,587
Silver mill feed grade	g/t	222	248	(10.50)%	221
Zinc mill feed grade	%	1.12%	1.79%	(37.40)%	1.79%
Silver recovery	%	83.8%	78.7%	6.5%	77.3%
Zinc recovery (zinc concentrate)%		53%	44%	20.5%	48%
Silver produced	‘000 oz	2,222	2,551	(12.90)%	8,733
Zinc produced (zinc concentrate)	‘000 lbs	4,817	7,030	(31.50)%	30,010
Silver sold	‘000 oz	2,764	1,859	48.7%	8,145
Zinc sold (zinc concentrate)	‘000 lbs	8,745	8,062	8.4%	32,341
Note:

1.	Percent changes are calculated using rounded numbers presented in the table.
The Pirquitas mine produced 2.2 million ounces of silver during the fourth quarter of 2014, lower than the 2.6 million ounces produced in the third quarter of 2014 due to slightly lower ore milled and mill feed silver grades, which were partially offset by improved recoveries. Mill feed in the fourth quarter was solely from ore mined from the open pit in the period while third quarter silver production benefited from previously mined higher grade stockpiled material. Silver sales totaled 2.8 million ounces for the quarter, a 49% increase from the third quarter, as higher scheduled shipments reduced inventory levels.

During 2014, the mine produced record 8.7 million ounces of silver, exceeding the higher end of our 8.2 to 8.6 million ounces of silver production guidance range and higher than the 8.2 million ounces produced in 2013. Silver shipments totaled 8.6 million ounces with sales of 8.1 million ounces for the year. Silver sales are below silver production due to timing of shipments.

In 2014, Pirquitas produced 30.0 million pounds of zinc in zinc concentrate, a record for the mine, reflecting higher zinc grades as we mined more of the zinc-rich Potosi area of the San Miguel open pit, combined with improved recoveries. The mine produced 4.8 million pounds of zinc in zinc concentrate in the fourth quarter of 2014.

Ore was milled at an average rate of 4,045 tonnes per day in the fourth quarter. The average silver grade of ore milled was 222 g/t, slightly lower than the 248 g/t reported in the third quarter which benefited from previously mined higher grade stockpiled material. The average recovery rate for silver in the fourth quarter increased to 83.8% from 78.7% in the previous quarter as the mill processed fresh sulphide feed from the open pit and process control improvements positively impacted plant operating performance. Zinc recovery to zinc concentrate was 53%, representing a 21% improvement over the previous quarter, achieved despite a drop in zinc head grade.

Marigold mine, U.S.

		Q4 2014	Q3 2014	% Change[1]	FY 2014[2]
Total material mined	kt	18,426	18,832	(2.20)%	55,596
Waste removed	kt	14,587	13,821	5.5%	44,394
Strip ratio	w/o	3.8	2.8	37.7%	4.0
Ore to leach pad	kt	3,839	5,011	(23.40)%	11,202
Gold grade to leach pad	g/t	0.84	0.53	58.5%	0.60
Gold recovery	%	73%	73%	0%	73%
Gold produced	oz	67,113	40,442	65.9%	129,615
Gold sold	oz	68,748	38,245	79.8%	128,983
Notes:

1.	Percent changes are calculated using rounded numbers presented in the table.

2.
Values presented in the column entitled FY 2014 are for the period from April 1, 2014 to December 31, 2014, the period for which Silver Standard was entitled to all economic benefits of the Marigold mine per the Purchase and Sale Agreement dated April 4, 2014.

The Marigold mine produced 67,113 ounces of gold during the fourth quarter, significantly higher than the third quarter production of 40,442 ounces of gold and 22% higher than the upper end of our quarterly guidance range. As planned, mined material through late third quarter and in the fourth quarter was primarily from the higher grade lower benches of the Mackay Phase 1 pit, leading to increased ounces stacked on the leach pads through this period. Gold sales totaled 68,748 ounces for the quarter.

Gold production attributed to Silver Standard for the nine months ending December 2014 totaled 129,615 ounces, which exceeded the high end of our increased production guidance range of between 110,000 and 120,000 ounces for that period. Gold sales were 128,983 ounces during the same period.

A total of 18.4 million tonnes of material were mined in the fourth quarter of 2014, compared to 18.8 million tonnes mined in the third quarter. Approximately 3.8 million tonnes of ore were delivered to the heap leach pads at a grade of 0.84 g/t gold, which represents approximately 75,600 recoverable ounces of gold stacked during the quarter. This compares to 5.0 million tonnes of ore delivered to the heap leach pads at a grade of 0.53 g/t gold in the third quarter of 2014, which represents approximately 62,500 recoverable ounces of gold.

Grade mined in the fourth quarter was 59% higher than the third quarter. Stripping of the next phase of the Mackay pit commenced in the fourth quarter, leading to an expected increase in strip ratio in the quarter.

2015 Outlook

For the full year 2015, we expect:

Operating Guidance		Pirquitas mine	Marigold mine
Gold Production	oz	–	160,000 – 175,000
Silver Production	Moz	9.0 – 10.0	–
Zinc Production	Mlb	10.0 – 12.0	–
Cash cost per payable ounce sold[1]	$/oz	$11.50 – $12.50	$725 – $800
Capital Expenditures	$M	$10	$20
Capitalized Stripping Costs	$M	–	$25
Note:

1.
We report non-GAAP cost per payable ounce of silver and gold sold to manage and evaluate operating performance at the Pirquitas mine and the Marigold mine. See “Cautionary Note Regarding Non-GAAP Measures”.

At the Pirquitas mine silver production is expected to increase over 2014 as mining progresses through the higher grade portions of the San Miguel Phase 2 open pit with stable cash costs per payable ounce sold. Capital expenditures of $10 million consist principally of mine and plant capital spares and initial work on the stage 5 tailings dam.

Our gold production from Marigold is expected to increase due to full year ownership of the asset. Production is expected to be strongest in the first and fourth quarters of the year as a strong end to 2014 carries into the first quarter of 2015 and mining progresses into lower areas of the next phase of the Mackay pit later in the year. Capital expenditures of $20 million include approximately $7 million for cell 20 leach pad construction, $9 million for maintenance and capitalized spares for mining equipment and $2 million for capitalized exploration drilling.

Exploration and development expenditures are forecast to remain at a reduced level of $15 million for 2015. Planned expenditures include $4 million on drilling proximate to the Pirquitas mine and $3.5 million of expensed exploration at Marigold. Property holdings are being maintained in good standing with limited activities expected at Pitarrilla while spending at San Luis is conditional upon successful community agreements.

Fourth Quarter and Year-End 2014 Earnings Release

Silver Standard plans to issue its fourth quarter and year-end 2014 consolidated financial results news release on Thursday, February 19, 2015 after markets close.

Qualified Persons

The scientific and technical data contained in this news release relating to the Pirquitas mine has been reviewed and approved by Trevor J. Yeomans, B.Sc. (Hons), a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and our Director, Metallurgy. The scientific and technical data contained in this news release relating to the Marigold mine has been reviewed and approved by Thomas Rice, SME Registered Member, a Qualified Person under NI 43-101 and our Technical Services Manager at the Marigold mine.

SOURCE: Silver Standard Resources Inc.

For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

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Cautionary Note Regarding Forward-Looking Statements:
This news release contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of Canadian securities laws (collectively, “forward-looking statements”) concerning the anticipated developments in our operations in future periods, and other events or conditions that may occur or exist in the future. All statements, other than statements of historical fact, are forward-looking statements.
Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: our ability to successfully integrate announced acquisitions, including the Marigold mine acquisition; future production of silver, gold and other metals; future costs of inventory and cash costs per payable ounce of silver, gold and other metals; the prices of silver, gold and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for silver, gold and other metals produced by us; timing of production and the cash and total costs of production at the Pirquitas mine and the Marigold mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects including future sales of metals, concentrates or other products produced by us; and our plans and expectations for our properties and operations.
These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Pirquitas mine and the Marigold mine; future development risks, including start-up delays and operational issues; our ability to replace Mineral Reserves; our ability to complete and successfully integrate announced acquisitions, including the Marigold mine acquisition; our ability to obtain adequate financing for further exploration and development programs; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations, particularly the value of the Argentine peso against the U.S. dollar; the possibility of future losses; general economic conditions; the recoverability of our interest in Pretium Resources Inc. (“Pretium”) and our other marketable securities, including the price of and market for Pretium’s common shares and such other marketable securities; potential export duty on current and past production of silver concentrate from the Pirquitas mine; recoverability and tightened controls over the VAT collection process in Argentina; counterparty and market risks related to the sale of our concentrates and metals; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; uncertainty in acquiring additional commercially mineable mineral rights; lack of suitable infrastructure or damage to existing infrastructure; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits we have obtained; governmental laws and regulations, including health, safety and environmental laws and regulations, increased costs and restrictions on operations due to compliance with such regulations; reclamation requirements for our exploration properties; unpredictable risks and hazards related to the development and operation of a mine or mine property that are beyond our control; compliance with anti-corruption laws and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; uncertainties related to title to our mineral properties and the ability to obtain surface rights; recoverability of deferred consideration to be received in connection with recent divestitures; our insurance coverage; civil disobedience in the countries where our properties are located; operational safety and security risks; actions required to be taken by us under human rights law; our ability to access, when required, mining equipment and services; competition in the mining industry for properties; our ability to attract and retain qualified personnel and management and potential labour unrest, including labour actions by our unionized employees at the Pirquitas mine; shortage or poor quality of equipment or supplies; conflicts of interest that could arise from some of our directors’ and officers’ involvement with other natural resource companies; claims and legal proceedings, including adverse rulings in current or future litigation against us and/or our directors or officers, and assessments; potential difficulty in enforcing judgments or bringing actions against us or our directors or officers outside Canada and the United States; certain terms of our convertible notes; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Form 40-F filed with the U.S. Securities and Exchange Commission (“SEC”) and Annual Information Form filed with the Canadian securities regulatory authorities.
This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management currently considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things: our ability to carry on our exploration and development activities; our ability to meet our obligations under our property agreements; the timing and results of drilling programs; the discovery of Mineral Resources and Mineral Reserves on our mineral properties; the timely receipt of required approvals and permits; the price of the minerals we produce; the costs of operating and exploration expenditures; our ability to operate in a safe, efficient and effective manner; our ability to obtain financing as and when required and on reasonable terms; and our ability to continue operating the Pirquitas mine and the Marigold mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect.

Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.
Cautionary Note to U.S. Investors
This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made.
Cautionary Note Regarding Non-GAAP Measures
This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including cash costs per payable ounce of silver or gold sold. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements.